Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

September 29, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AR Capital Acquisition Corp. Registration Statement on Form S-1, as amended File No. 333-198014

Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with AR Capital Acquisition Corp.'s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on September 30, 2014 at 4:00 p.m. Eastern time, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: September 23, 2014

(ii)	Approximate dates of distribution: September 29, 2014 to September 30, 2014

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 2

(iv)	Number of prospectuses so distributed: approximately 750

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: included in Master Agreement Among Underwriters of Citigroup Global Markets Inc.

[Signature page follows]

Securities and Exchange Commission

September 29, 2014

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.,
Acting severally on behalf of itself and the several underwriters,

By:	/s/ Eric Wooley
Name:	Eric Wooley
Title:	Director
Date:	September 29, 2014

cc:	Bruce Mendelsohn, Akin Gump Strauss Hauer & Feld LLP
Joel Rubinstein, McDermott Will & Emery LLP